Exhibit 1

19 April 2007

Manager Companies

Company Announcements Office

Australian Stock Exchange Limited

Level 4, Stock Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

Dear Sir,

Rinker Group Limited (the “Company”) advises that having regard to recently announced revisions to the off-market takeover offer for the Company being made by CEMEX Australia Pty Ltd and the fact that the Company’s directors now recommend that shareholders accept such revised offer:

•      the Company proposes to release a supplementary target’s statement to the market on 27 April 2007;

•                  the Company wishes to ensure that the supplementary target’s statement contains the most up-to-date information it can reasonably provide. Therefore, the company now proposes to release its preliminary final report (on Appendix 4E) for the year ended 31 March 2007 on 27 April 2007. By so doing, the Company will be able to refer to its latest annual results in the supplementary target’s statement. The Company had previously advised that its preliminary final report would be released on 10 May 2007.

•                  to facilitate the above timing, CEMEX S.A.B. de C.V., CEMEX Australia Pty Ltd and the Company have agreed to modify the timetable originally agreed in the Bid Agreement provided to ASX on 10 April 2007. A copy of a letter agreement giving effect to that modification is attached.

Yours faithfully,

Peter Abraham

Company Secretary & General Counsel

Rinker Group Limited     ABN 53003433118

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067     PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6600  Facsimile (02) 9412 6666

16 April 2007

Peter Abraham

General Counsel & Company Secretary

Rinker Group Limited

Level 8, Tower B

799 Pacific Highway

Chatswood NSW 2067

Dear Sir

Bid Agreement — Changes to timetable

I refer to the Bid Agreement dated 10 April 2007 between Cemex Australia Pty Limited (Bidder), Cemex, S.A.B. de C.V. and Rinker Group Limited (Rinker). The purpose of this letter is to confirm the following changes to the Bid Agreement which relate to timing matters:

•	(supplementary Bidder’s Statement) in clause 2.3(a), “5 Business Days” is replaced by “6 Business Days”; and

•

(supplementary Target’s Statement) in clause 2.2(b), the words ‘Within 5 Business Days after the Bidder varies the Takeover Offer In the manner referred to in clause 2.1(a) and files an amended Schedule TO and supplementary Bidder’s Statement in the manner referred to in clause 2.3” are replaced with ‘Within the later of 27 April (Sydney time) or 7 Business Days after the Bidder files an amended Schedule TO and supplementary Bidder’s Statement in the manner referred to in clause 2.3”; and

•

(supplementary Target’s Statement) ‘in clause 2.3(b), the words “the Target must, as soon as practicable after the Bidder varies the Takeover Offer in the manner referred to in clause 2.1(a) and files a supplementary Bidders Statement and an amended Schedule TO in the manner referred to In this clause 2.3’ are replaced with the Target must, within the later of 27 April (Sydney time) or 7 Business Days after the Bidder files an amended Schedule TO and supplementary Bidder’s Statement in the manner referred to in this clause 2.3”.

Your sincerely,

On behalf of Cemex Australia Pty Limited and Cemex, S.A.B. de C.V.

Rinker Group Limited confirms and agrees with the timetable changes set out above. Signed for and on behalf of Rinker Group Limited.

Peter Abraham, General Counsel & Company Secretary